Act 34
Section 12(g)
Rule
Public Availability 5-9-02

May 9, 2002

02036500

NO ACT
P.E 4.17.02
132-02355

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: MWH Global, Inc.
Incoming letter dated April 17, 2002

Based on the facts presented and subject to the terms and conditions set forth in your letter, the Division will not raise any objection if MWH Global, (as successor to Montgomery Watson, Inc.), continues not to comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 with respect to the shares of common stock issued in the manner and subject to the conditions set forth in your letter, until such time as MWH Global otherwise becomes a reporting company under the Exchange Act with respect to a class of its equity securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Lillian K. Cummins

Lillian K. Cummins
Attorney-Advisor

CR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2002

Neal H. Brockmeyer
Heller Ehrman White & McAuliffe
601 S. Figueroa Street
40th Floor
Los Angeles, CA 90017-5758

Re: MWH Global, Inc.

Dear Mr. Brockmeyer:

In regard to your letter of April 17, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

HellerEhrman
ATTORNEYS

April 17, 2002

Neal H. Brockmeyer
nbrockmeyer@hewm.com
(213) 689-7507
Main (213) 689-0200
Fax (213) 614-1868

23353-0001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Act	Section	Rule
1934	12(g)	-----

Re: **MWH Global, Inc. – Request for No-Action Letter in Respect of Section 12(g) of the Securities Exchange Act of 1934, as Amended**

Ladies and Gentlemen:

We are counsel to MWH Global, Inc., a Delaware corporation (the "Company"), which is the successor in a recent merger with Montgomery Watson, Inc., a Delaware corporation ("MWI"), both of which are employee-owned engineering companies. The purpose of this letter is to request the assurance of the Division of Corporation Finance (the "Division") that, based on the facts presented in this letter, it will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but permits the transfer by its stockholders of their stock to the trustee(s) of a private annuity trust or a charitable trust (or similar trust) in anticipation of repurchase of such stock by the Company in the manner and subject to the terms and conditions set forth below.

By way of background, MWI received a No-Action Letter dated November 2, 1995, to the effect that, based on the facts presented, the Division would not raise any objection if MWI did not comply with the registration requirements of Section 12(g) of the Exchange Act with respect to the shares of common stock issued in the manner and subject to the conditions set forth in the request. On June 20, 2001, MWI merged with Harza Engineering Company, Inc., whereby the owners of both companies became stockholders of Harza Engineering Company, Inc. and its name was changed to MWH Global, Inc. In connection with the merger, the certificate of incorporation of the Company was amended to include all of the same provisions relating to capitalization, qualification of stockholders, restrictions on transfer and repurchase of stock as previously contained in MWI's certificate of incorporation. The Company has continued to rely on the earlier No-Action Letter on the basis that the merger involved simply a "change in entity" by analogy to Rule 12g-3 dealing with succession by merger to the obligations of companies with securities registered under Section 12(b) or (g) of the Exchange Act.

The Company now seeks, through an amendment to its certificate of incorporation, to allow its stockholders to transfer their stock to the trustee(s) of a private annuity trust or charitable trust (or similar trust) under limited circumstances.

I. Description of Trust Arrangements

Before describing the manner in which the Company plans to permit the use of these trusts, we will briefly describe private annuity and charitable trusts.

Private Annuity Trusts. In a private annuity trust, an owner transfers property to an irrevocable trust in exchange for a promise to make prescribed payments to the owner for his or her lifetime. The trust then sells the property to a third party, the proceeds of which are invested to provide the payments promised to the owner. On death, the remainder of the trust estate typically passes to the heirs of the property owner. The trustee must be someone other than the property owner.

Charitable Trusts. A charitable trust is somewhat similar to a private annuity trust, except that the owner transfers property to an irrevocable trust of which one or more charitable organizations will be beneficiaries. The type of charitable trust most likely to be used is a charitable remainder trust, in which the owner retains an income interest for his or her lifetime. The property can be sold by the trustee and the proceeds invested to provide the payments to the owner. On death or after a specified term of years, the remainder of the trust estate passes to one or more designated charitable organizations. Unlike a private annuity trust, the trustee can be the property owner.

II. Proposed Charter Amendment and Method of Implementation

To accommodate the use of these trust arrangements by its stockholders, the Company proposes to amend its certificate of incorporation in the following respects (with reference in parentheses to the applicable section of Article Seventh of its certificate of incorporation):

- The list of those qualified to be stockholders will be expanded to include "[t]he trustee(s) of any private annuity trust or charitable trust (or similar trust), with the approval of the Board of Directors. . . ." (Section 1(d))

- Trustee(s) of such a trust will be added as "allowed transferees." (Section 2)

- The restriction on the quantity of stock allowed to be owned or acquired by certain persons will include the stock held by such trusts. (Section 3)

- The expiration of 30 days from the transfer of shares to the trustee(s) of a private annuity trust, charitable trust (or similar trust) will be added as an event, the

> occurrence of which will cause the stockholder to be deemed to offer to sell such shares to the Company, and the Company to have an option to repurchase such shares from the stockholder, unless during that 30-day period another event shall have occurred (*e.g.,* death, resignation, retirement, ceasing to be a full-time employee or request to purchase or sell stock) giving rise to an option of the Company to repurchase those shares. (Section 4(a)(ix))

A copy of the Company's certificate of incorporation marked to show these proposed amendments (and other conforming changes) is attached hereto as Exhibit A.

These amendments would permit stockholders to transfer their stock to the trustee(s) of a private annuity trust or a charitable trust (or similar trust). Reference to a "similar trust" has been added in the event that the charitable trust designation is too restrictive or new designations evolve in the future. For example, terms such as "charitable retained income trust," "pooled charitable income trust" and "private charitable trust" have sometimes been used to describe these types of estate planning devices. The requirement that the transfer be approved by the Board of Directors has been added to insure that a trust will not vary in concept from the Company's intent in proposing these amendments.

The Board of Directors will only make this available to those stockholders who are nearing an event that would trigger an option to repurchase their shares by the Company, as for example retirement or a request by stockholder that the Company purchase all or a part of the stockholder's stock. However, another triggering event will be added to the certificate of incorporation to insure that, if the anticipated event does not materialize, the Company will always have an option to repurchase the stock transferred to the trustee(s). Once a triggering event occurs, the Company expects to promptly exercise its option or permit the trustee(s) to promptly sell the shares to other qualified stockholders. In this connection, the Company reaffirms its representation that it will exercise all options to repurchase shares of its common stock or make the shares available for purchase by other qualified stockholders in all those situations where the failure to do so would result in someone other than an employee becoming a stockholder of the Company. It is anticipated that the time period between a transfer of stock to a trust and the sale of such stock by the trust could be as brief as several days but should in any event be completed within 90 days, allowing for the full 30-day period before the option might be triggered.

III. Reasons for Granting the Requested No-Action Letter

Allowing the transfer of stock by employee-stockholders of the Company to these trusts in anticipation of repurchase by the Company is not inconsistent with the concept of employee ownership underlying the Division's no-action position, or with the public interest or the protection of investors. We believe that relief is appropriate for the following reasons, each of which will be explained in more detail below:

- Trustees of certain types of trusts are already qualified stockholders under the Company's certificate of incorporation;

- There will be a short period of time between a transfer to a trust and the sale by the trust;

- Stock will not be voted by any non-employees; and

- Use of the trust device will be approved by the Board of Directors only in very limited circumstances.

Trustees Are Already Qualified Stockholders. The fact that a trustee could become a stockholder should not affect the Division's current no-action position, because trustees of revocable trusts and employee benefit plans already are permitted to be stockholders in the Company's certificate of incorporation.

There Will Be a Short Period of Time Between a Transfer to a Trust and the Sale by the Trust. Because a transfer to the trust is made in contemplation of a repurchase of the stock by the Company, there will only be a short period of time before any interest in the stock held by any nonemployee trustee, heir or charitable organization is eliminated. This is not unlike the situation that would occur when an employee dies or his or her employment is otherwise terminated (whether voluntarily or involuntarily), either of which events would trigger the Company's option to repurchase shares. Until those shares are repurchased by the Company, the stock would be temporarily held by an estate, in the case of death, or by the former employee, in the case of termination of employment. Similarly, if the shares are held in a revocable trust, the trust would become irrevocable on death of the employee and the shares would continue to be held by the successor trustee until they are repurchased by the Company. Moreover, in the case of private annuity trusts and most charitable trusts, the employee will maintain a substantial continuing economic interest in the stock until it is sold by the trust.

Stock Will Not Be Voted by Any Non-Employees. The Company will require that the employee retain his or her right to vote the stock transferred to the trust, that the trustee(s) vote the stock in accordance with written instructions of the employee or that the trust instrument not allow the stock to be voted by the trustee(s). In no case will any trustee be allowed to independently exercise any voting rights in the Company's stock, unless the trustee is the employee.

Use of the Trust Device Will Be Approved Only in Very Limited Circumstances. Finally, the Company (through the Board of Directors) will permit the transfer of stock to a private annuity trust or a charitable trust (or similar trust) only by those stockholders who are nearing an event that would trigger an option to repurchase their stock by the Company. Any risk that a trustee(s) of such a trust will be able to continue as a stockholder has been eliminated by providing that the Company's option to repurchase the stock will, in the absence of another option arising in the meantime, be triggered 30 days after the transfer to the trustee(s).

IV. Conclusion

We respectfully submit that permitting a transfer of stock to the trustee(s) of a private annuity trust or a charitable trust (or similar trust) in anticipation of repurchase by the Company is not inconsistent with the concept of employee ownership. These are simply estate planning devices that would allow employee-stockholders to seek certain tax benefits commonly available to others. Therefore, it is respectfully requested that the Division provide the assurance that, based on the facts presented, it will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Exchange Act, but permits a transfer by its stockholders of their stock to the trustee(s) of a private annuity trust or a charitable trust (or similar trust) to hold the Company's stock for a brief period in anticipation of repurchase of such stock by the Company in the manner and subject to the terms and conditions set forth above.

*   *   *   *

For the Staff's convenience, we enclose seven additional copies of this letter. If there are any questions concerning this request, or if for any reason the Division does not concur with the reasons expressed in this letter for issuing the requested No-Action Letter, we respectfully request the opportunity to discuss the matter with the Division. Please contact the undersigned by telephone at (213) 689-7507, or by facsimile at (213) 614-1868.

Thank you for your courtesy and your consideration of this matter.

Very truly yours,

Neal H. Brockmeyer

Attachment
cc.: David A. Taggart, Esq.

EXHIBIT A

CERTIFICATE OF INCORPORATION OF MWH GLOBAL, INC.

FIRST: The name of the corporation is MWH Global, Inc.

SECOND: The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is 20,000,000 shares of Common Stock, par value $0.01 per share. All rights to vote and all voting power shall be exclusively vested in the Common Stock.

All rights to vote and all voting power shall be exclusively vested in the Common Stock. During any period in which the provisions of Section 2115 of the California Corporations Code shall apply to the corporation, and only during such period, a holder of Common Stock shall be entitled at all elections of directors to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) he or she would be entitled to cast for the election of directors with respect to his or her shares of stock multiplied by the number of directors to be elected, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he or she may see fit, and to one vote for each share upon all other matters.

FIFTH: The business and affairs of the corporation shall be managed under the direction of the Board of Directors. The exact number of directors shall be fixed from time to time by, or in the manner provided in, the Bylaws of the corporation and may be increased or decreased as therein provided. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the corporation, subject to the rights of the stockholders to adopt, amend or repeal the Bylaws.

SIXTH: Elections of directors need not be by written ballot unless the Bylaws of the corporation shall so provide. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the corporation.

SEVENTH: The terms and provisions of this Article Seventh shall govern the issuance, transferability and the right to hold shares of Common Stock of the corporation ("Stock").

Section 1. Qualifications of Stockholders. Only persons meeting the following qualifications may become stockholders of the corporation:

(a) An employee of the corporation or of any of its eligible subsidiaries (as such term is defined below), individually or jointly with such employee's spouse, with the approval of a majority of the Board of Directors;

(b) An employee of any subsidiary in which the corporation owns directly or indirectly 50% or more of the outstanding shares and which is not an eligible subsidiary, with the approval of a majority of the Board of Directors;

(c) The trustee(s) of any trust over which an employee (or the employee and his or her spouse) holds the full power of revocation as long as the employee is living and which provides that (i) the Stock in the hands of the trustee(s) shall be subject to the provisions of this Article Seventh, (ii) the Stock will be automatically retransferred to the employee, individually or jointly with such employee's spouse, before the trust may be made irrevocable by action of a trustor, and (iii) the Stock must be offered for sale to the corporation upon the death of a trustor, provided that such employee meets the requirements of Section 1(a), or (b) above; ~~or~~

(d) The trustee(s) of any private annuity trust or charitable trust (or similar trust), with the approval of the Board of Directors; or

(e) The trustee(s) of any employee benefit plan covering employees of the corporation or any of its eligible subsidiaries which is qualified under Sections 401(a) and 501(a) of the Internal Revenue Code, with the approval of the Board of Directors.

Notwithstanding any other provision of this Article Seventh, no person may become a stockholder of the corporation, or own an amount of Stock, where such acquisition or ownership would deny to the corporation status as a "qualified personal service corporation" under Section 448 of the Internal Revenue Code and any regulations (temporary or final) promulgated thereunder, as they may be amended from time to time. For purposes of this Article Seventh, an eligible subsidiary shall be a subsidiary which is a member of an "affiliated group" as such term is defined in the regulations (temporary or final) promulgated under Section 448 of the Internal Revenue Code, as they may be amended from time to time.

Section 2. Restrictions on Transfer. A stockholder shall not mortgage, pledge or otherwise encumber his or her Stock and, except as permitted by Section 4 of this Article Seventh, shall not transfer his or her Stock to anyone who is not an "allowed transferee" and then only if prior to such transfer the stockholder shall have given written notice to the corporation of his or her desire to sell and transfer such Stock as contemplated by Section 4(a)(vii), the corporation shall not have exercised its option within the 30-day period specified in Section 4(b) and such sale and transfer is made within 120 days after the expiration thereof. For purposes of this Article Seventh, the following are allowed transferees: (a) another stockholder of the corporation, individually or jointly with such stockholder's spouse; or (b) a trustee(s) that would qualify as a stockholder under Section 1 of this Article Seventh. Notwithstanding the foregoing, a stockholder may mortgage, pledge or otherwise encumber his or her Stock to or for the benefit of, or transfer his or her Stock to, the corporation or any of its direct or indirect subsidiaries.

Section 3. Restrictions on Quantity of Stock Allowed to be Owned or Acquired.

(a) A person may not own Stock in excess of the maximum quantities prescribed in subparagraphs (i) through (iv) below:

(i) The Chairman of the Board, President, any Executive Vice President, and any Senior Vice President of the corporation or any individual holding a comparable position (as determined by the Board of Directors) of Montgomery Watson Americas, Inc., MWH Energy & Infrastructure, Inc., or, with the approval of the Board of Directors, any other direct or indirect subsidiary of the corporation, may own a maximum of 5% of the outstanding shares of Stock;

(ii) Any Vice President of the corporation or any individual holding a comparable position (as determined by the Board of Directors) of Montgomery Watson Americas, Inc., MWH Energy & Infrastructure, Inc., or, with the approval of the Board of Directors, any other direct or indirect subsidiary of the corporation, may own a maximum of 3% of the outstanding shares of Stock;

(iii) The trustees of any employee benefit plans covering employees of the corporation or any of its direct or indirect subsidiaries may own, in their capacity as trustees, and in the aggregate, a maximum of 20% of the outstanding shares of Stock; and

(iv) Any other stockholder of the corporation may own a maximum of 1% of the outstanding shares of Stock.

In the event that a stockholder owns shares in compliance with the provisions of this Section 3(a) and, as a result of subsequent decrease in the number of issued and outstanding shares, thereby holds a greater percentage than is permitted by this Section 3(a), such stockholder may continue to own those shares but may only acquire additional shares of Stock in compliance with this Section 3(a).

(b) Except as otherwise provided in this Section 3(b), a person may not acquire Stock in excess of the maximum quantities prescribed in subparagraphs (i) through (iii) below, or in quantities that would result in such person's owning more Stock than the allowed quantities set forth in Section 3(a) of this Article Seventh:

(i) The Chairman of the Board, President, any Executive Vice President, and any Senior Vice President of the corporation or any individual holding a comparable position (as determined by the Board of Directors) of Montgomery Watson Americas, Inc., MWH Energy & Infrastructure, Inc., or, with the approval of the Board of Directors, any other direct or indirect subsidiary of the corporation, may acquire no more than 15,000 shares of Stock in any twelve-month period;

(ii) Any Vice President of the corporation or any individual holding a comparable position (as determined by the Board of Directors) of Montgomery Watson Americas, Inc., MWH Energy & Infrastructure, Inc., or, with the approval of the Board of Directors, any other direct or indirect subsidiary of the corporation, may acquire no more than 10,000 shares of Stock in any twelve-month period; and

(iii) Any other stockholder may acquire no more than 5,000 shares of Stock in any twelve-month period.

The Board of Directors may, in its discretion, waive the restrictions contained in subparagraphs (i), (ii) and (iii) above, as long as such waiver will not result in a stockholder owning more Stock than the allowed quantities prescribed in Section 3(a) of this Article Seventh.

The purchase by a person of shares of Stock which the corporation has declined to acquire in accordance with the provisions of Section 4(a) of this Article Seventh shall not be treated as an acquisition for purposes of these limits on annual acquisitions, but these shares of Stock, once acquired, shall be counted in determining the maximum ownership quantities set forth in Section 3(a) of this Article Seventh.

The maximum number of shares of Stock that may be acquired in any twelve-month period pursuant to subparagraphs (i) through (iii) above shall be adjusted automatically to account for stock dividends, stock splits, or reverse stock splits of shares of Stock.

For purposes of computing the number of shares of Stock owned or acquired by a stockholder pursuant to Sections 3(a) and (b) of this Article Seventh, shares of Stock owned or acquired by a stockholder shall be aggregated with all shares of Stock owned or acquired jointly with a spouse of such stockholder or by any trust over which such stockholder (or the stockholder and his or her spouse) holds the full power of revocation pursuant to Section 1(c) of this Article Seventh and with all shares of Stock owned or acquired from such stockholder by any trustee(s) of a private annuity trust or charitable trust (or similar trust).

Notwithstanding the foregoing, Section 3(b) of this Article Seventh shall not apply to the ownership or acquisition of Stock acquired in connection with any acquisition, merger or business combination involving the corporation or any of its subsidiaries.

Section 4. Corporation's Option to Repurchase.

(a) Subject to the provisions of Section 7 of this Article Seventh, upon the occurrence of any of the following events, a stockholder shall be deemed to offer to sell to the corporation, and the corporation shall have an option to purchase from such stockholder, all shares of Stock then owned by such stockholder (or that portion of such Stock offered by the stockholder pursuant to subparagraph (i) below, or to which notice applies under subparagraph (vii) below or which is transferred to the trustee(s) of a private annuity trust or charitable trust (or similar trust) pursuant to subparagraph (ix) below) upon the terms and conditions provided in this Article Seventh:

(i) A written request by a stockholder to the corporation to purchase all or part of such stockholder's Stock, in which case the stockholder may not subsequently acquire any Stock except with the approval of the Board of Directors; or

(ii) The death of such stockholder; or

(iii) The stockholder's discharge, voluntary resignation or retirement from employment by the corporation or by any of its direct or indirect subsidiaries; or

(iv) The stockholder attaining the age of 65; or

(v) Such stockholder's total incapacity to render services to the corporation or any of its direct or indirect subsidiaries by reason of mental or physical illness, injury or impairment, as determined by the Board of Directors on the basis of a medical report; or

(vi) The stockholder ceases to be a full-time employee of the corporation or any of its direct or indirect subsidiaries, meaning for this purpose that the stockholder's work schedule involves working at a rate less than 75% of the normal work week for employees of the corporation or its direct or indirect subsidiaries in the applicable country other than by reason of an approved leave of absence or an absence permitted by law or corporate policy; or

(vii) Written notice by the stockholder to the corporation of his or her desire to sell and transfer all or part of his or her Stock to ~~an allowed transferee~~another stockholder of the corporation, individually or jointly with such stockholder's spouse, in which case the stockholder may not subsequently acquire any Stock except with the approval of the Board of Directors; or

(viii) The stockholder's Stock (being the record or beneficial ownership thereof or otherwise) is involuntarily transferred by operation of law or other means.; or

(ix) The expiration of 30 days from the transfer of all or a portion of the stockholder's Stock to the trustee(s) of a private annuity trust or charitable trust (or similar trust), unless during such 30-day period another event shall have occurred pursuant to this Section 4(a) giving rise to an option of the corporation to purchase all the Stock so transferred to the trustee(s) of such a trust.

For purposes of this Section 4, to the extent a stockholder is deemed to offer to sell to the corporation, and the corporation has an option to purchase from such stockholder, all shares of Stock then owned by such stockholder, there shall be included as being so owned all Stock owned by a stockholder individually or jointly with his or her spouse or by a trust over which such stockholder (or the stockholder and his or her spouse) holds the full power of revocation.

If a stockholder (as to whom an event giving rise to such optionspecified in Section 4(a)(ii),(iii),(iv),(v),(vi) or (viii) occurs) and his or her spouse are both employees of the corporation or any of its direct or indirect subsidiaries immediately prior to such event, the stockholder's offer and corporation's option to purchase shall apply to all Stock previously issued to the stockholder by virtue of his or her employment and position (including issuances by any predecessor that become Stock through an acquisition, merger or business combination), whether the Stock is then held individually, jointly with his or her spouse, by a revocable trust, private annuity trust, charitable trust or otherwise, and regardless of whether the spouse remains employed and has also been issued Stock by virtue of his or her employment and position (including issuances by any predecessor that become Stock through an acquisition, merger or business combination).

(b) The corporation shall exercise its option to repurchase Stock pursuant to Section 4(a), if at all, in writing no later than 30 days from the stockholder's request under Section 4(a)(i) and at any time following the event giving rise to any other options to repurchase under Section 4(a). Notwithstanding the foregoing, if the corporation fails to exercise its option within 30 days from the event giving rise thereto, the stockholder may (1) retain all or part of such shares of Stock subject to the corporation's continuing option to repurchase with respect to any of the events specified in Section 4(a)(ii), (iii), (iv), (v), (vi), (viii) or (viiiix); (2) retain all or part of such shares of Stock and make a new offer to the corporation to repurchase the shares retained in accordance with Section 4(a)(i) or give notice to sell or transfer such shares in accordance with Section 4(a)(vii); or (3) sell or transfer all or part of such shares of Stock to an allowed transferee at any time during the 120 days after expiration of the corporation's option under Section 4(a)(vii); provided, however, that all such shares shall continue to be subject to the provisions of this Article Seventh.

(c) In the event that the corporation determines, at any time and for any reason, to exercise some but not all of its then existing options to repurchase Stock pursuant to Section 4(a) of this Article Seventh, the corporation shall give first preference to options arising upon normal retirement of a stockholder from employment, and shall otherwise select the options to be exercised in a manner deemed appropriate and fair by the Board of Directors under all circumstances.

(d) In the event the corporation shall exercise its option to repurchase Stock pursuant to Section 4(a)(ii), (iii), (iv), (v), (vi) ~~or~~, (viii) or (ix), the repurchase by the corporation of such Stock shall be deemed for all purposes, except the calculation of the purchase price, which shall be determined pursuant to the provisions of Section 5 of this Article Seventh, to have occurred as of the date of the event giving rise to such option.

Section 5. Determination of Purchase Price. The purchase price for shares of Stock repurchased by the corporation pursuant to this Article Seventh shall be determined by the Board of Directors following the end of each fiscal year in accordance with the provisions of this Section 5. Each determination shall be based on the audited consolidated financial statements for such fiscal year and shall be made as soon as practicable after the release of such audited consolidated financial statements, but in no event later than the first annual meeting of stockholders following the end of such fiscal year. The purchase price may be redetermined at any time on the basis of unaudited consolidated financial statements, but only upon the affirmative vote of 66 2/3% of the entire Board of Directors.

Notwithstanding the foregoing, the purchase price from and after the date of the filing of this Amended and Restated Certificate of Incorporation shall be $44.98 per share, which has been determined pursuant to the Restated Certificate of Incorporation, as amended, of Montgomery Watson, Inc., a Delaware corporation ("MWI"), as in effect on March 31, 2001 (the "MWI Certificate of Incorporation"), based on the unaudited consolidated financial statements of MWI for the three months ended March 30, 2001. Any redetermination by the Board of Directors of the purchase price on the basis of unaudited financial statements shall be made pursuant to the MWI Certificate of Incorporation, based on the unaudited consolidated financial statements of MWI, until such time as the Board of Directors has available to it the unaudited consolidated financial statements of the corporation as of that date and for a quarterly period ending after the filing of this Amended and Restated Certificate of Incorporation.

The Secretary of the corporation shall provide each stockholder with copies of a notice specifying the purchase price so determined. The purchase price most recently determined prior to the payment date (as defined in Section 6 of this Article Seventh) shall be the purchase price payable pursuant to this Article Seventh, notwithstanding the fact that the Board of Directors for any reason shall have failed to redetermine such purchase price at any time or from time to time. If the purchase price is paid in installments, the payment date for purposes of calculating the purchase price shall be the date of the first payment.

The purchase price shall be determined as follows:

$$\mathbf{S} = \frac{\mathbf{M\,(E - e) + K\,(V_F - V_B)}}{\mathbf{N}}$$

Where:

S = Purchase price per share
M = A multiplier
E = Stockholders' equity
e = Adjustment to stockholders' equity
K = Contingency factor of 0. 7
$\mathbf{V_F}$ = Fair market value of major real property (i.e. , property individually valued at \$500,000 or more)
$\mathbf{V_B}$ = Depreciated book value of such major real property
N = Number of shares of Stock issued and outstanding

The multiplier (**M**) shall be 1.700.

Stockholders' equity (**E**) shall be the book value of the corporation and its subsidiaries determined on an accrual basis of accounting, including the equity of the corporation and its subsidiaries as reported on the corporation's consolidated financial statements. In addition, stockholders' equity shall include (i) any equity not contained in the consolidated financial statements (as, for example, where a company is nominally owned by a designee) to the extent that the corporation has a direct or indirect beneficial ownership interest in such equity, and (ii) the equity attributable to any minority interest in Montgomery Watson B. V., Montgomery Watson Holdings Ltd., and in any other subsidiary of the corporation designated by the Board of Directors.

The adjustment to stockholders' equity (**e**) is the amount needed to make the purchase price per share (**S**) for the first redetermination after the Board of Directors has available to it the unaudited consolidated financial statements of the corporation as of a date and for a quarterly period ending after the filing of this Amended and Restated Certificate of Incorporation equal to the purchase price as redetermined immediately prior thereto pursuant to the MWI Certificate of Incorporation based on the unaudited consolidated financial statements of MWI. The initial amount of the adjustment as so computed will be reduced by 5% for each fiscal quarter commencing with the fiscal quarter in which this Amended and Restated Certificate of Incorporation is filed. At the end of the 20th fiscal quarter, the adjustment to stockholders' equity (**e**) will be zero.

The number of shares of Stock issued and outstanding (**N**) shall include the outstanding shares of Montgomery Watson B .V., Montgomery Watson Holdings Ltd., and any other subsidiary of the corporation designated by the Board of Directors under the preceding paragraph that are not held by the corporation, as adjusted, if necessary, to be equivalent to the outstanding Stock.

Stockholders' equity (**E**), depreciated book value of major real property ($\mathbf{V_B}$), and the number of shares of Stock issued and outstanding (**N**) shall be determined by an independent certified public accountant using generally accepted accounting principles as applied in the United States. Each element shall be determined as of a single date herein called the Stock Valuation Date. For each yearly determination of the purchase price, the Stock Valuation Date shall be the last day of the applicable fiscal year, and for any other redetermination, the Stock Valuation Date shall be the last day of the fiscal period covered by the unaudited consolidated financial statements used in such redetermination.

The purpose of the adjustment to depreciated book value of major real property is to give effect to changes in the value of real property that are not recorded in the corporation's consolidated financial statements under generally accepted accounting principles. If differences in accounting practices exist such that direct application of the formula produces results that are not comparable, an alternative method may be approved by the Board of Directors. For real property located in the United States, the fair market value ($\mathbf{V_F}$) shall be determined by one or more independent appraisers that are members of the American Institute of Real Estate Appraisers, to be selected by the Board of Directors. For real property located outside the United States, the fair market value ($\mathbf{V_F}$) shall be determined by one or more real estate appraisers that are members of an equivalent national professional organization, to be selected by the Board of Directors. The appraisal dates for major real properties shall be within one year of the Stock Valuation Date as defined above.

The appraisal of major real property shall be made on the assumption that current use of the property may change.

Section 6. <u>Payment of Purchase Price</u>. This Section 6 shall govern the repurchase of all shares of Stock pursuant to this Article Seventh except Stock repurchased upon or in anticipation of retirement of a stockholder. The purchase of Stock and the payment of the purchase price shall take place no later than 60 days following the corporation's written exercise of its option (the "payment date"); provided, however, that in the event of the death of a stockholder whose Stock is subject to administration in his or her estate, the payment date shall be the day after the date of entry of an order in the probate proceeding of the decedent's estate, authorizing his executor or administrator to comply with the provisions of this Article Seventh. Payment of the purchase price shall be made as follows:

(a) If the aggregate purchase price is less than or equal to $250,000, the entire purchase price shall be paid in cash on the payment date;

(b) If the aggregate purchase price exceeds $250,000, the amount shall be paid in cash on the payment date and the balance of the purchase price over $250,000 shall be paid annually in equal installments over five years. The Board of Directors can accelerate any such installment at its discretion. The first installment shall be paid in cash on the first anniversary of the payment date and the subsequent installments shall be paid annually thereafter on the same date (the "anniversary date"). The corporation shall also pay, annually in arrears, interest to such stockholder on any unpaid installments. The initial rate of interest shall equal the rate of interest announced by the corporation's principal bank in California most recently before the payment date as its prime or reverence rate (the "prime rate"), and shall be adjusted on each anniversary date to equal the prime rate on such anniversary date.

(c) Notwithstanding the foregoing, any proceeds of life insurance policies on the life of a stockholder which are paid to the corporation by reason of the death of such stockholder shall be applied to the initial installment of the purchase price. Any proceeds of life insurance policies in excess of the purchase price shall be solely the property of the corporation.

Section 7. Option to Purchase Stock Following Stockholder's Retirement. As to any stockholder who has fully or partially retired from employment with the corporation or its direct or indirect subsidiaries and has retained ownership of Stock that is subject to the provisions of Section 7 as then in effect shall continue to apply to the retention and the corporation's option to purchase such Stock.

Section 8. Legend on Stock Certificates. All stock certificates hereafter issued to stockholders, if any, shall have endorsed upon them a statement substantially to the following effect:

> This certificate and the shares represented by it are subject to the provisions of Article Seventh of the Certificate of Incorporation of the corporation, the effect of which is to restrict the transfer, encumbrance or disposition of this certificate and the shares represented hereby. A copy of such Certificate of Incorporation will be furnished without charge upon request to the Secretary of the Corporation.

EIGHTH: A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this Article Eighth by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation in respect of any act or omission occurring prior to the time of such repeal or modification.

NINTH: The corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power. Notwithstanding the foregoing, the corporation may not amend, alter, change or repeal Article Seventh or this Article Ninth of this Amended and Restated Certificate of Incorporation, without the approval of the Board of Directors and the affirmative vote of the holders of not less than 66-2/3% of the outstanding shares of stock entitled to vote.